UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ________________________________
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
 _______________________________
Bravo Brio Restaurant Group, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
________________________________

Common Shares, no par value per share
(Title of Class of Securities)
________________________________

10567B109
(CUSIP Number of Class of Securities)
________________________________

James J. O'Connor
Chief Financial Officer, Secretary and Treasurer
Bravo Brio Restaurant Group, Inc.
777 Goodale Boulevard, Suite 100
Columbus, Ohio 43212
(614) 326-7944
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:
Carmen J. Romano, Esq.
Derick S. Kauffman, Esq.
Dechert LLP
Circa Centre
2929 Arch Street
Philadelphia, Pennsylvania 19104-2802
(215) 994-4000
________________________________

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
N/A	N/A
* Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: N/A	Filing Party: N/A
	Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if filing related solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d)(Cross-Border Third Party Tender Offer)

In a press release dated November 6, 2014, Bravo Brio Restaurant Group, Inc., an Ohio corporation (the "Company"), announced financial results for the Company's thirteen and thirty-nine weeks ended September 28, 2014. As part of the press release, the Company stated that it expects to seek to purchase up to $50.0 million in value of its common shares through a modified "Dutch auction" tender offer that it expects to commence on or about November 12, 2014. Under the terms of this anticipated tender offer, shareholders of the Company will have the option to tender some or all of their shares at a price per share of not less than $12.50 and not greater than $14.50. The full text of the press release is furnished herewith as Exhibit 99.1 to this Schedule TO.
This statement is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any common shares of the Company. The anticipated tender offer described in this statement has not yet commenced, and there can be no assurances that the Company will commence the tender offer on the terms described in this statement or at all. If the Company commences the offer, the offer will be made solely by an Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented. Shareholders and investors are urged to read the Company’s commencement tender offer statement on Schedule TO anticipated to be filed with the Securities and Exchange Commission (the "SEC") in connection with the tender offer, which will include as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information. If the Company commences the offer, each of these documents will be filed with the SEC, and, when available, investors may obtain them for free from the SEC at its website (www.sec.gov), under the "SEC Filings" tab at http://investors.bbrg.com or from the Company’s information agent in connection with the tender offer.

Item12. Exhibits.

Exhibit No.	Description

99.1
Bravo Brio Restaurant Group, Inc. Reports Third Quarter Financial Results-Company Updates Full Year 2014 Outlook; Provides Development Guidance for 2015-Expects to Commence $50 Million Modified "Dutch Auction" Tender Offer-Secures New Five-Year $100 Million Senior Secured Credit Facility